

SECURI... 03052882 ...MISSION
Washington, D.C. ...

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 51566 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMAND SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH, TEXAS 76109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL F. MORRISON (817)731-8621
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2121 SAN JACINTO STREET, SUITE 1500 (Address) DALLAS (City) TEXAS (State) 75021 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
DEC 01 2003
WASH. D.C.
181
SECTION


**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| PROCESSED DEC 10 2003 THOMSON FINANCIAL |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CCH B30110 0430

# OATH OR AFFIRMATION

I, MARTIN R. DURBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND SECURITIES CORPORATION, as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MIRA E. MURRAY
Notary Public, State of Texas
My Commission Expires
February 19, 2004

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Financial Statements and Supplemental Information

First Command Securities Corporation

*Year ended September 30, 2003*

0308-0458977

First Command Securities Corporation

Financial Statements and Supplemental Information

Year ended September 30, 2003

## Contents



0308-0458977

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

# Report of Independent Auditors

The Board of Directors
First Command Securities Corporation

We have audited the accompanying statement of financial condition of First Command Securities Corporation as of September 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Command Securities Corporation as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 14, 2003

First Command Securities Corporation

Statement of Financial Condition

September 30, 2003

| | |
|---|---|
| **Assets** | |
| Cash – demand deposits | $ 52,922 |
| Commissions receivable | 36,000 |
| Accounts receivable – parent company | 400,801 |
| Other assets | 20,100 |
| Total assets | $ 509,823 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Common stock: | |
| Class A – voting, $0.01 par value: | |
| Authorized shares – 1,000,000 | |
| Issued and outstanding shares – 1,000 | $ 10 |
| Additional paid-in capital | 32,495 |
| Retained earnings | 477,318 |
| Total stockholder's equity | 509,823 |
| Total liabilities and stockholder's equity | $ 509,823 |

*See accompanying notes.*

# First Command Securities Corporation

## Statement of Income

Year ended September 30, 2003

| | |
|---|---|
| Revenue: | |
| Commission revenue | $ 563,602 |
| Operating expenses: | |
| Licenses, fees, and taxes | 11,283 |
| Net income | $ 552,319 |

*See accompanying notes.*

First Command Securities Corporation

Statement of Changes in Stockholder's Equity

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Capital** | **Earnings** | **Equity** |
| Balance at September 30, 2002 | 1,000 | $ 10 | $ 32,495 | $ 3,898,780 | $ 3,931,285 |
| Net income | – | – | – | 552,319 | 552,319 |
| Dividend paid | – | – | – | (3,973,781) | (3,973,781) |
| Balance at September 30, 2003 | 1,000 | $ 10 | $ 32,495 | $ 477,318 | $ 509,823 |

*See accompanying notes.*

First Command Securities Corporation

Statement of Cash Flows

Year ended September 30, 2003

| | |
|---|---|
| **Operating Activities** | |
| Net income | $ 552,319 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Decrease in commissions receivable | 289,000 |
| Net change in accounts receivable/payable – parent company | 3,180,384 |
| Net cash used in operating activities | 4,021,703 |
| **Financing Activity** | |
| Dividend paid | (3,973,781) |
| Cash used in financing activities | (3,973,781) |
| Net increase in cash and cash equivalents | 47,922 |
| Cash and cash equivalents at beginning of year | 5,000 |
| Cash and cash equivalents at end of year | $ 52,922 |

*See accompanying notes.*

First Command Securities Corporation

Notes to Financial Statements

September 30, 2003

**1. Organization and Summary of Significant Accounting Policies**

First Command Securities Corporation (the Company or FCSC) was chartered in Texas in January 1999, and is engaged in the referral of mutual fund portfolio trades. The Company is a broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Home Office is located in Fort Worth, Texas. The Company is a wholly owned subsidiary of First Command Financial Services, Inc.

**Recognition of Commission Revenue**

Commission revenue is recognized when earned and is determined on a discretionary basis by unaffiliated broker/dealers. Commissions are paid to the Company quarterly.

**Cash and Cash Equivalents**

For purposes of the statement of cash flows, cash and cash equivalents includes cash – demand deposits.

**Income Taxes**

On December 1, 1998, FCSC's parent company filed to become taxed as a Subchapter S corporation for federal income tax purposes. Upon organization the Company filed to become a qualified Subchapter S subsidiary. Generally, a Subchapter S corporation pays no federal income taxes and its taxable income is taxed at the stockholder level.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. Related Party Transactions

First Command Financial Services, Inc. provides office facilities and administrative services to the Company without charge.

As of September 30, 2003, $400,801 was due from the parent company to FCSC for advances to affiliates. This amount is reflected in the accompanying statement of financial condition as account receivable – parent company. All intercompany balances are due on demand and are settled periodically by the payment of cash between companies.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $70,087, which was $65,087 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to capital ratio does not apply due to no aggregate indebtedness at September 30, 2003.

# Supplemental Information

# First Command Securities Corporation

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### Schedule I

September 30, 2003

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 509,823 |
| Deductions | – |
| Total stockholder's equity qualified for net capital | 509,823 |
| | |
| Allowable credits | – |
| Total capital and allowable costs | 509,823 |
| | |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Account receivable – parent company | 400,801 |
| Commissions receivable | 18,835 |
| Total deductions and/or charges | 419,636 |
| | |
| Net capital before haircuts on securities positions | 90,187 |
| | |
| Haircuts on securities: | |
| Other securities | 20,100 |
| Net capital | $ 70,087 |
| | |
| Aggregate indebtedness: | |
| Items included in statement of financial condition: | |
| Accounts payable, accrued liabilities, expenses, and other | $ – |
| Total aggregate indebtedness | $ – |
| | |
| Computation of basic net capital requirement: | |
| Minimum net capital required to be greater of: | |
| Minimum net capital pursuant to Rule 15c3-1(a)(1) or | $ 5,000 |
| Aggregate indebtedness not to exceed 15 to 1 | N/A |
| Minimum net capital requirement | $ 5,000 |
| | |
| Excess net capital at 1500% | $ 65,087 |
| Excess net capital at 1000% | $ 70,087 |
| Ratio: Aggregate indebtedness to net capital | N/A |

0308-0458977

First Command Securities Corporation

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

Schedule I

September 30, 2003

Reconciliation with Company's computation:
(Included in Part II of Form X-17A-5 as of September 30, 2003):

| | |
|---|---|
| Net capital, as reported in Company's Part II FOCUS Report (unaudited) | $ 70,087 |
| Net effect of audit differences | – |
| Net capital per above | $ 70,087 |

# First Command Securities Corporation

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## Schedule II

September 30, 2003

First Command Securities Corporation is exempted from Rule 15c3-3 of the Securities and Exchange Commission by Subparagraph (k)(2)(ii) of that rule and, as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended September 30, 2003.

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

# Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Command Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Command Securities Corporation (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Ernst & Young LLP

November 14, 2003